Ryan S. Sansom +1 617 570 1373 rsansom@goodwinlaw.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

December 30, 2016

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Jounce Therapeutics, Inc.

1030 Massachusetts Avenue

Cambridge, MA 02138

Telephone: (857) 259-3840

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, NE

Washington, D.C. 20549

Attention:                                         Suzanne Hayes

Re:                                                     Jounce Therapeutics, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

CIK No. 0001640455

Ladies and Gentlemen:

This letter is being submitted on behalf of Jounce Therapeutics, Inc. (the “Company”) to supplementally provide the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with additional information with respect to the above-referenced Registration Statement that was filed with the Commission on December 30, 2016.

CONFIDENTIAL TREATMENT REQUESTED BY JOUNCE THERAPEUTICS, INC.

ESTIMATED IPO PRICE RANGE

To assist the Staff of the Commission in the review of the Registration Statement, the Company advises the Staff that the managing underwriters in the initial public offering have communicated to the Company that they currently expect the proposed price range for the common stock to be between $[***] to $[***] per share, before giving effect to a reverse stock split (the “Stock Split”) to be implemented prior to the initial public offering (“IPO”). The anticipated price range for this offering is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated price range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information and that the Commission provide timely notice to Kim C. Drapkin, Chief Financial Officer, 1030 Massachusetts Avenue, Cambridge, MA 02138, before it permits any disclosure of the bracketed information in this letter.

Grant Date Fair Value Determinations

September 19, 2016 and September 23, 2016 Option Grants.  The Company obtained a third-party valuation of its common stock as of June 30, 2016, which resulted in an estimated fair value of common stock of $2.28 per share.  The valuation applied the probability-weighted expected return method (PWERM) outlined in the American Institute of Certified Public Accountings Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, also knows and the Practice Aid and assumed the successful execution of the Celgene collaboration, which was executed in July 2016.  This valuation was considered by the board of directors in its determination of the fair value of common stock for 1,008,500 and 681,500 options granted on September 19, 2016 and September 23, 2016, respectively.  Among the qualitative factors considered by the board of directors in determining the fair value of the Company’s common stock were the following developments in the Company’s business:

•                  The execution by the Company and Celgene Corporation of a Master Research and Collaboration Agreement (the “Celgene Collaboration Agreement”) on July 18, 2016, which provided for an upfront payment of $225 million, commitments to purchase $36 million of the Company’s Series B-1 Preferred Stock (which sale closed on August 1, 2016) and potential additional payments of up to $2.6 billion in clinical, regulatory, and/or commercialization milestone payments, option-exercise fees and research term extension fees.  The Celgene Collaboration Agreement was substantially negotiated and probable of execution as of the June 30, 2016 valuation date and was assumed to be consummated in the third-party valuation.

•                  The Company continued to advance its lead product candidates and expand its pipeline, including (i) the completion of IND enabling studies and filing preparations in June 2016 for its lead

CONFIDENTIAL TREATMENT REQUESTED BY JOUNCE THERAPEUTICS, INC.

product candidate, JTX-2011, (ii) the initiation of IND-enabling studies on a second product candidate, JTX-4014, for use in combination with JTX-2011 and other future product candidates and (iii) the identification of new immunotherapy targets.

•                  The third party valuation as of June 30, 2016, in which the probability weighting for a scheduled IPO was 40%.

Series B-1 Preferred Stock Valuation. Further, the Company advises the Staff, that the difference in value between the Company’s common stock ($2.28 per share of common stock) and the Company’s Series B-1 Preferred Stock ($3.46 per share of preferred stock) on August 1, 2016, the date that Series B-1 Preferred Stock was issued, is due to the following:

•                  The value of the Series B-1 Preferred Stock was based on a valuation performed, with the assistance of a third-party valuation specialist. As of this date, the corresponding value of the Company’s common stock was $2.28, consistent with the fair value as of September 23, 2016.

•                  The common stock and Series B-1 Preferred Stock valuations were both prepared using PWERM. The PWERM model consisted of three scenarios; a scheduled IPO (consistent with our planned timeline), a delayed IPO or deemed liquidation event.  In the scenario of a scheduled IPO, the probability weighting was 40%, the same probability as for the common stock valuation that resulted in a price of $2.28 per share.  In the scenario of a deemed liquidation event, which was probability weighted to 35%, the Series B-1 Preferred Stock holder would receive preferential liquidation payments equal to the issuance price ($3.46 per share) plus accumulated dividends, whereas a holder of common stock would receive no value.  The difference in value received upon the deemed liquidation event scenario was the predominant reason for the difference in value between a share of common stock and a share of Series B-1 Preferred Stock.

October 25, 2016 and October 31, 2016 Option Grants.  The Company obtained a third-party valuation of its common stock as of September 30, 2016, which was prepared using PWERM and resulted in an estimated fair value of common stock of $2.59 per share.  This valuation was considered by the board of directors in its determination of the fair value of common stock for 2,485,500 and 67,000 options granted on October 25, 2016 and October 31, 2016, respectively.  Among the qualitative factors considered by the board of directors in determining the fair value of the Company’s common stock were the following developments in the Company’s business:

•                  The Company continued to advance its lead product candidate and expand its pipeline, including (i) the  continuation of IND-enabling studies on a second product candidate, JTX-4014, for use in combination with JTX-2011 and other future product candidates and (ii) the identification of new immunotherapy targets.

•                  A decision by the Company’s board of directors to resume the IPO process, subsequent to which the Company met with investment bankers to assist the Company in an IPO and held an Organizational Meeting on September 28, 2016.

•                  The third party valuation as of September 30, 2016, in which the probability weighting for a scheduled IPO was 45%.

CONFIDENTIAL TREATMENT REQUESTED BY JOUNCE THERAPEUTICS, INC.

Estimated Initial Public Offering Price

The estimated price range for this offering was determined with reference to several quantitative and qualitative factors. In December 2016, the Company and the underwriters determined the estimated price range, which is $[***] to $[***] per share, before giving effect to the Stock Split.  As noted above, the Company’s estimate of the fair value of its common stock was $2.59 per share before giving effect to the Stock Split, as of October 31, 2016.  The estimate of the Company’s fair value of its common stock was based upon considerations including a third-party valuation of the Company’s common stock that applied PWERM with three scenarios: a scheduled IPO, a delayed IPO or deemed liquidation event. The Company notes that, as is typical in initial public offerings, the price range for this offering was not derived using a formal determination of fair value, but was determined based upon discussions between the Company and the underwriters. Among the factors considered in setting the price range for this offering were as follows.

•                  a fundamental analysis of the business including a discounted cash flow valuation;

•                  an analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry;

•                  the general condition of the securities market and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•                  an assumption that there would be a receptive public trading market for clinical-stage biotechnology companies developing therapies for cancer such as the Company; and

•                  an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company and the underwriters based on the response to and feedback from the Company’s Testing-the-Waters meetings that took place in October and November 2016.

The Company believes that the difference in value reflected between the midpoint of the estimated price range for this offering and the board of directors’ determination of the fair value of the Company’s common stock on October 31, 2016 was primarily the result of the following subsequent events and circumstances:

•                  The Company continued to advance its lead product candidate and expand its pipeline, including (i) the continued progress on the Company’s Phase I/II clinical trial for its lead product candidate, JTX-2011, (ii) the continuation of IND-enabling studies on a second product candidate, JTX-4014, for use in combination with JTX-2011 and other future product candidates and (iii) the identification of new immunotherapy targets.

•                  The estimated price range for this offering is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of the Company’s common stock, which considered multiple potential outcomes and resulted in a lower value of the Company’s common stock than the estimated price range for this offering. For the October 31, 2016 grant date, the Company’s board of directors’ considerations included a third-party valuation in which the probability weighting for a scheduled IPO was 45%. The Company advises the Staff that the Company also obtained a third-party valuation of its common stock as of November 30, 2016 that was also prepared using PWERM, and resulted in an estimated fair value of common stock of $2.88 per share.  The increase in the value of common stock from October 31, 2016 to November 30, 2016 was primarily attributable to the increase in the probability of a scheduled IPO to 60% as of November 30, 2016 from 45% as of October 31, 2016.  The increase in the probability of the IPO was due to events evidencing

CONFIDENTIAL TREATMENT REQUESTED BY JOUNCE THERAPEUTICS, INC.

progress towards completion of the Company’s IPO including: the Company’s Testing-the-Waters meetings in November 2016, and post-election market increases both generally and particularly in pharmaceutical and biotechnology stocks.

•                  The IPO price necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, it excludes any discount for lack of marketability of the Company’s common stock, which was taken into account in the Company’s determination of the fair value of its common stock.  In the third-party valuation considered by the Company’s board of directors for the October 31, 2016 grants, the discount for lack of marketability was 6% for an IPO scenario and 23% for a delayed IPO.

•                  The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) becoming fully funded through the completion of proof-of-concept clinical studies for its lead product candidate, JTX-2011, and IND enabling and clinical studies for JTX-4014, (iii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iv) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions.

•                  The Company’s currently outstanding convertible preferred stock has substantial economic rights and preferences superior to the Company’s common stock. The IPO price assumes the conversion of the Company’s convertible preferred stock to common stock upon the completion of this offering and the corresponding elimination of such superior economic rights and preferences.

The Company believes the anticipated price range for this offering is reasonable based on the above referenced factors. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s discussion and analysis of financial condition and results of operations — Critical accounting policies and significant judgments and estimates — Stock-based compensation” for additional background regarding its equity grant valuation methodologies to date.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.  Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

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CONFIDENTIAL TREATMENT REQUESTED BY JOUNCE THERAPEUTICS, INC.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1373.

Respectfully submitted,

GOODWIN PROCTER LLP

/s/ Ryan S. Sansom

Ryan S. Sansom, Esq.

Enclosures

cc:                                Richard Murray, Ph.D., Chief Executive Officer & President, Jounce Therapeutics, Inc.

Kim C. Drapkin, Chief Financial Officer, Jounce Therapeutics, Inc.

Anna L. Barry, Ph.D., Esq., Senior Vice President of Legal, Jounce Therapeutics, Inc.

Mitch S. Bloom, Esq., Goodwin Procter LLP

Patricia G. Mets, Esq., Goodwin Procter LLP

Deanna L. Kirkpatrick, Esq., Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT REQUESTED BY JOUNCE THERAPEUTICS, INC.